GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DE C.V.

May 5, 2010

VIA EDGAR TRANSMISSION

Ms. Lyn Shenk Division of Corporation Finance Securities and Exchange Commission CF/AD5 100 F Street NE Washington, D.C. 20549-3561

Dear Ms. Shenk:

By letter dated April 15, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments to the annual report on Form 20-F filed on June 10, 2009 (the “20-F”) by the Southeast Airport Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V. or the “Company”) and to the Company’s response dated March 17, 2010 (the “Response”) to the Staff’s letter dated January 15, 2010.  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year Ended December 31, 2008

Item 5.  Operating and Financial Review and Prospects

Operating Results by Airport, page 81

1.
Refer to your response to our prior comment number 2.  From the information provided, we understand that you have established a “solidarity fee” among your entities.  We understand the solidarity fee is for the purpose of guaranteeing the ongoing viability of the concession by contributing to the strengthening of the finances and covering the operating expenses of concession holders (i.e., airports) that are unable to do so on their own behalf and due to their own operations.  In effect, the fee amounts to a guarantee that the concession shall not be withdrawn from anyone or all of the concession holders.  To the extent that the solidarity fee affects the results of your entities or grouping thereof, we believe such effects should be separately presented for each reported entity or grouping and clear as to the effect (i.e., increase or decrease) on the results.  We believe such a presentation will permit investors to fully and clearly understand the impact of the solidarity fee on the results of each affected entity.  Please revise the presentation of the results of your entities accordingly.

Southeast Airport Group
May 5,  2010

We will expand our disclosure in our next annual report filed on Form 20-F to further explain the effects the solidarity agreement has on the results of each of our segments.  In future filings, we intend to indicate the effects of the solidarity agreement on each segment in footnotes to the table presenting the net effects of intercompany agreements, as set forth in Annex A hereto.

2.
In connection with the preceding comment, please note that we do not believe it is necessary for you to segregate the effects of other intercompany transactions that are considered to be ordinary and routine in nature, such as for administrative costs, labor, leasing, allocation of costs incurred by an entity on behalf of other entities, insurance, marketing, etc., in presenting the separate results of your individual entities or groupings.  It appears the tables in Annex A may be attempting to do so.  Please advise and clarify the tables accordingly.

We will clarify our disclosure in our next annual report filed on Form 20-F to indicate that segment revenues generated by the intercompany agreements are intercompany revenues and, like other intercompany transactions that are considered to be ordinary and routine in nature, are eliminated in the consolidation adjustment in the presentation of our consolidated results.  Some of these revenues include revenues from certain administrative, labor and marketing services provided by our parent company or service subsidiaries to our airport operating subsidiaries.  To improve our disclosure, we will explain that intercompany transactions are eliminated as part of the consolidation adjustment in a footnote to the table presenting the net effects of intercompany agreements, as set forth in Annex A hereto.

3.
In regard to the first table in Annex A, separate presentation in the table of “other airports” (that is, other than those specifically presented) and “holding and service companies” as you have done appears to be very useful.  However, the line in the table for “consolidation adjustment” appears to be solely in regard to intercompany revenues, so it is not clear to us how this adjustment results in a reversal of operating costs as indicated in your response to our prior comment number 1 or affects “net operating income (loss)” for each reported entity.  Please advise and clarify the table accordingly.

To clarify our prior response, the consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments.  The reason that there is no consolidation adjustment for "net operating income" is that all of the segments reflect the solidarity fee and other intercompany agreements as revenue or expense items, and therefore, upon consolidation, the net result of eliminations at the "net operating income” line item is 0, and our consolidated net income reflects only externally generated revenue, expenses and income.  We will clarify this in our disclosure and have revised Annex A accordingly.

4.
We understand that your subsidiary companies are expected to fund the costs of the holding company.  Notwithstanding, we believe the costs of the holding company should be presented with the separate results of the holding company as appropriate.  In so doing, we believe investors will have a better understanding of the magnitude of such costs.  It is not clear to us whether the presentation in the first table of Annex A is on this basis or if the costs of the holding company have been allocated to the respective funding subsidiary companies.  Please clarify and revise as appropriate.

Southeast Airport Group
May 5,  2010

The costs of the holding company are reflected in the results presented for the segment “Holding & Service Companies” and are not allocated to any of the other segments.

In addition to Annex A, which contains our segment data table, a brief explanation of our intercompany agreements, and a table showing the effect of intercompany agreements on our segment results, we have also included, as Annex B, a blackline showing the changes made from the Annex A we submitted in our prior Response.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

Sincerely, /s/ Adolfo Castro Rivas Lic. Adolfo Castro de Rivas Chief Financial Officer

cc:	Doug Jones
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Faustino Montero
PriceWaterhouseCoopers

Southeast Airport Group
May 5,  2010

ANNEX A

	Year Ended December 31,
	2007(1)		2008(2)
	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(3)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(4):
Revenues:
Aeronautical services	1,370.4	119.1	1,551.8	120.9
Non-aeronautical services	737.7	64.1	898.1	70.0
Total revenues	2,108.1	183.2	2,449.9	190.9
Expenses	(1,440.8)	(125.2)	(2,093.7)	(163.1)
Net operating income	667.3	58.0	356.2	27.8
Mérida:
Revenues:
Aeronautical services	124.5	88.3	127.6	89.0
Non-aeronautical services	47.6	33.8	51.0	35.6
Other(5)	0.0	0.0	1.8	1.3
Total revenues	172.1	122.1	180.4	125.9
Expenses	(149.3)	(105.9)	(177.9)	(124.2)
Net operating income	22.8	16.2	2.5	1.7
Villahermosa:
Revenues:
Aeronautical Services	91.0	103.0	106.5	106.9
Non Aeronautical Services	27.5	31.1	33.4	33.5
Other(5)	12.5	14.1	0.0	0.0
Total revenues	131.0	148.3	139.9	140.4
Expenses	(88.3)	(100.0)	(112.3)	(112.7)
Net operating income	42.7	48.3	27.6	27.7
Other Airports: (6)
Revenues:
Aeronautical Services	305.1	106.9	316.0	107.2
Non Aeronautical Services	82.0	28.7	89.6	30.4
Other(5)	155.0	54.3	14.9	5.1
Total revenues	542.1	189.9	420.5	142.6
Expenses	(376.0)	(131.7)	(431.8)	(146.4)
Net operating (loss) income	166.1	58.2	(11.3)	(3.8)
Holding & Service Companies:(7)
Revenues:
Other(5)	664.1	n/a	1,560.2	n/a
Total revenues	664.1	n/a	1,560.2	n/a
Expenses	(396.8)	n/a	(551.5)	n/a
Net operating income	267.3	n/a	1,008.7	n/a

Consolidation Adjustment(8):
Total Revenues	(831.5)	n/a	(1,582.2)	n/a
Expenses	(831.5)	n/a	(1,582.2)	N/a

Total:
Revenues:
Aeronautical services	1,891.0	113.5	2,101.9	115.4
Non-aeronautical services	894.9	53.7	1,066.8	58.6
Total revenues	2,785.9	167.3	3,168.7	174.0
Expenses	(1,619.7)	(97.3)	(1,785.0)	(98.0)
Net operating income	1,166.2	70.0	1,383.7	76.0
___________

(1)	Constant pesos as of December 31, 2007.
(2)	Nominal pesos.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.
(5)	Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
(6)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(7)
Reflects the results of operations of our parent holding company and our services subsidiaries.  Because none of these entities hold the concessions for our airports, we do not report workload unit data for these entities.

(8)
The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments.  The consolidation adjustment does not affect net income.

Southeast Airport Group
May 5,  2010

We and our subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis.  Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which the airport operating subsidiaries make payments to GAS and the service companies.  One of these agreements is the “Solidarity Agreement,” pursuant to which each of our subsidiaries pays a fee to our parent company, in exchange for which the parent company guarantees the ongoing viability of that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees, including the Solidarity Agreement, are actual costs that are charged to individual airports, and as a result, the results of these airports are presented above after giving effect to these costs.  In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.  The following table shows the net effect of these intercompany agreements, including the Solidarity Agreement, on the revenues and net operating income of our airport subsidiaries.

Southeast Airport Group
May 5,  2010

	Year Ended December 31,
	2007(1)	2008(2)
	Net Effect of Intercompany Agreements(11)
	(millions of pesos)
Cancún(3)
Other Revenue	--	--
Expenses(6)	(478.5)	(1,148.3)
Net operating income	(478.5)	(1,148.3)

Mérida
Other Revenue	0.0	1.8
Expenses(7)	(25.9)	(63.4)
Net operating income	(25.9)	(61.5)

Villahermosa
Other Revenue(8)	12.2	--
Expenses(8)	(5.3)	(35.2)
Net operating income	6.9	(35.2)

Other Airports(4)
Other Revenue(9)	155.0	14.9
Expenses(9)	(47.9)	(131.2)
Net operating income	107.1	(116.3)

Holding and Service Companies(5)
Other Revenue(10)	555.6	1,381.4
Expenses(10)	(165.2)	(20.1)
Net operating income	390.4	1,361.3
___________
(1)	Constant pesos as of December 31, 2007.
(2)	Nominal pesos.
(3)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.
(4)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(5)   Reflects the results of operations of our parent holding company and our services subsidiaries.
(6)	Includes Ps. 377.4 million of expenses from the Solidarity Agreement in 2007 and Ps. 128.4 million of expenses from the Solidarity Agreement in 2008.
(7)	Includes Ps. 18.3 million of expenses from the Solidarity Agreement in 2007 and Ps. 10.1 million of expenses from the Solidarity Agreement in 2008.
(8)	Includes Ps. 12.2 million of income from the Solidarity Agreement in 2007 and Ps. 7.1 million of expenses from the Solidarity Agreement in 2008.
(9)
Includes Ps. 30.2 million of expenses and Ps. 155.0 million of income from the Solidarity Agreement in 2007 and Ps. 16.5 million of expenses and Ps. 11.5 million of income from the Solidarity Agreement in 2008.

(10)
Includes Ps. 167.2 million of expenses and Ps. 425.9 million of income from the Solidarity Agreement in 2007 and Ps. 11.5 million of expenses and Ps. 162.1 million of income from the Solidarity Agreement in 2008.

(11)	The effects of all intercompany transactions are eliminated from our consolidated results through the consolidation adjustment.

Southeast Airport Group
May 5,  2010

ANNEX B

	Year Ended December 31,
	2007(1)		2008(2)
	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(3)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(~~3~~4):
Revenues:
Aeronautical services	1,370.4	119.1	1,551.8	120.9
Non-aeronautical services	737.7	64.1	898.1	70.0
Total revenues	2,108.1	183.2	2,449.9	190.9
Expenses	(1,440.8)	(125.2)	(2,093.7)	(163.1)
Net operating income	667.3	58.0	356.2	27.8
Mérida:
Revenues:
Aeronautical services	124.5	88.3	127.6	89.0
Non-aeronautical services	47.6	33.8	51.0	35.6
Other (~~4~~5)	0.0	0.0	1.8	1.3
Total revenues	172.1	122.1	180.4	125.9
Expenses	(149.3)	(105.9)	(177.9)	(124.2)
Net operating income	22.8	16.2	2.5	1.7
Villahermosa:
Revenues:
Aeronautical Services	91.0	103.0	106.5	106.9
Non Aeronautical Services	27.5	31.1	33.4	33.5
Other (~~4~~5)	12.5	14.1	0.0	0.0
Total revenues	131.0	148.3	139.9	140.4
Expenses	(88.3)	(100.0)	(112.3)	(112.7)
Net operating income	42.7	48.3	27.6	27.7
Other Airports: (~~5~~6)
Revenues:
Aeronautical Services	305.1	106.9	316.0	107.2
Non Aeronautical Services	82.0	28.7	89.6	30.4
Other (~~4~~5)	155.0	54.3	14.9	5.1
Total revenues	542.1	189.9	420.5	142.6
Expenses	(376.0)	(131.7)	(431.8)	(146.4)
Net operating (loss) income	166.1	58.2	(11.3)	(3.8)
Holding & Service Companies: (~~6~~7)
Revenues:
Other (~~4~~5)	664.1	n/a	1,560.2	n/a
Total revenues	664.1	n/a	1,560.2	n/a
Expenses	(396.8)	n/a	(551.5)	n/a
Net operating income	267.3	n/a	1,008.7	n/a

Consolidation Adjustment(~~7~~8):	~~(831.5~~ )	~~n/a~~	~~(1,582.2~~ )	~~n/a~~
Total Revenues	(831.5)	n/a	(1,582.2)	n/a
Expenses	(831.5)	n/a	(1,582.2)	N/a

Total:
Revenues:
Aeronautical services	1,891.0	113.5	2,101.9	115.4
Non-aeronautical services	894.9	53.7	1,066.8	58.6
Total revenues	2,785.9	167.3	3,168.7	174.0
Expenses	(1,619.7)	(97.3)	(1,785.0)	(98.0)
Net operating income	1,166.2	70.0	1,383.7	76.0
___________

(1)	Constant pesos as of December 31, 2007.
(2)	Nominal pesos.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.
(~~4~~5)	Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
(~~5~~6)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(~~6~~7)
Reflects the results of operations of our parent holding company and our services subsidiaries.  Because none of these entities hold the concessions for our airports, we do not report workload unit data for these entities.

~~(7)~~ (8)
 ~~Reflects elimination of~~The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from ~~revenues~~all segments.  The consolidation adjustment does not affect net income.

Southeast Airport Group
May 5,  2010

We and our subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis.  Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which the airport operating subsidiaries make payments to GAS and the service companies.  ~~These services and~~One of these agreements is the “Solidarity Agreement,” pursuant to which each of our subsidiaries pays a fee to our parent company, in exchange for which the parent company guarantees ~~are primarily regulatory in nature, and include guaranteeing~~ the ongoing viability of ~~the concession,~~that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, ~~as well as~~ leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees, including the Solidarity Agreement, are actual costs that are charged to individual airports, and as a result, the results of these airports are presented above after giving effect to these costs.  In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.  The following table shows the net effect of these intercompany agreements, including the Solidarity Agreement, on the revenues and net operating income of our airport subsidiaries.

Southeast Airport Group
May 5,  2010

	Year Ended December 31,
	2007(1)	2008(2)
	Net Effect of Intercompany Agreements(11)
	(millions of pesos)
Cancún(3)
 ~~Revenues:~~
Other Revenue	~~0.0~~--	~~0.0~~--
Expenses(6)	(478.5)	(1,148.3)
Net operating income	(478.5)	(1,148.3)

Mérida
 ~~Revenues:~~
Other Revenue	0.0	1.8
Expenses(7)	(25.9)	(63.4)
Net operating income	(25.9)	(61.5)

Villahermosa
 ~~Revenues:~~
Other Revenue(8)	12.2	~~0.0~~--
Expenses(8)	(5.3)	(35.2)
Net operating income	6.9	(35.2)

Other Airports(4)
 ~~Revenues:~~
Other Revenue(9)	155.0	14.9
Expenses(9)	(47.9)	(131.2)
Net operating income	107.1	(116.3)

Holding and Service Companies(5)
 ~~Revenues:~~
Other Revenue(10)	555.6	1,381.4
Expenses(10)	(165.2)	(20.1)
Net operating income	390.4	1,361.3
(1)	Constant pesos as of December 31, 2007.
(2)	Nominal pesos.
(3)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.
(4)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(5)      Reflects the results of operations of our parent holding company and our services subsidiaries.
(6)	Includes Ps. 377.4 million of expenses from the Solidarity Agreement in 2007 and Ps. 128.4 million of expenses from the Solidarity Agreement in 2008.
(7)	Includes Ps. 18.3 million of expenses from the Solidarity Agreement in 2007 and Ps. 10.1 million of expenses from the Solidarity Agreement in 2008.
(8)	Includes Ps. 12.2 million of income from the Solidarity Agreement in 2007 and Ps. 7.1 million of expenses from the Solidarity Agreement in 2008.
(9)
Includes Ps. 30.2 million of expenses and Ps. 155.0 million of income from the Solidarity Agreement in 2007 and Ps. 16.5 million of expenses and Ps. 11.5 million of income from the Solidarity Agreement in 2008.

(10)
Includes Ps. 167.2 million of expenses and Ps. 425.9 million of income from the Solidarity Agreement in 2007 and Ps. 11.5 million of expenses and Ps. 162.1 million of income from the Solidarity Agreement in 2008.

(11) The effects of all intercompany transactions are eliminated from our consolidated results through the consolidation adjustment.